Exhibit 99.70

EXECUTION COPY

RESTRUCTURING AGREEMENT

This DEBT RESTRUCTURING AGREEMENT (this “Agreement”) is dated as of April 15, 2019 and entered into among:

STRUCTURED ALPHA LP, a Cayman Island exempted limited partnership

(together with its permitted successors and assigns, “Lender”),

- and -

PROMETIC LIFE SCIENCES INC., a Canadian corporation

(together with its permitted successors and assigns, “Borrower”),

- and -

PROMETIC BIOTHERAPEUTICS INC., a Delaware corporation

(together with its permitted successors and assigns, “PBT”),

- and -

PROMETIC BIOSEPARATIONS LTD, an Isle of Man company formerly known as Prometic Biosciences Ltd

(together with its permitted successors and assigns, “PBL”),

- and -

PROMETIC BIOSCIENCES INC., a Canadian corporation

(together with its permitted successors and assigns, “PBI”),

- and -

PROMETIC BIOPRODUCTION INC., a Canadian corporation

(together with its permitted successors and assigns, “PBP”),

- and -

NANTPRO BIOSCIENCES, LLC, a Delaware limited liability company

(together with its permitted successors and assigns, “NantPro”),

- and -

PROMETIC PLASMA RESOURCES INC., a Canadian corporation (together with its permitted successors and assigns, “PPR”),

- and -

PROMETIC PHARMA SMT HOLDINGS LIMITED, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “Pharma SMT Holdings”),

- and -

PROMETIC PHARMA SMT LIMITED, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “Pharma SMT”),

- and -

PROMETIC BIOTHERAPEUTICS LTD, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “PBT UK”),

- and -

TELESTA THERAPEUTICS INC., a corporation incorporated under the laws of Canada (together with its permitted successors and assigns, “Telesta”),

- and -

PROMETIC PLASMA RESOURCES (USA) INC., a Delaware corporation (together with its permitted successors and assigns, “PPR USA”).

RECITALS:

A. The Borrower and the Lender are parties to a loan agreement originally dated September 10, 2013, as amended and restated on July 31, 2014, March 31, 2015 and February 29, 2016, and as further amended by the First Consent and Amendment dated August 23, 2016, the Second Consent and Amendment dated October 28, 2016, the Third Consent and Amendment dated January 16, 2017, the Fourth Consent and Amendment dated March 29, 2017, the Fifth Consent and Amendment dated March 29, 2017, the Sixth Amendment dated April 27, 2017, the Seventh Consent and Amendment dated October 31, 2017, the Omnibus Amendment Agreement dated November 30, 2017, the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018, the Third Omnibus Amendment Agreement dated November 14, 2018, and the various consents entered into prior to the date hereof (the “First Loan Agreement”).

B. The Borrower and the Lender are parties to a loan agreement originally dated July 31, 2014, as amended and restated on March 31, 2015 and February 29, 2016, as further amended by the First Consent and Amendment dated August 23, 2016, the Second Consent and Amendment dated October 28, 2016, the Third Consent and Amendment dated January 16, 2017, the Fourth Consent and Amendment dated March 29, 2017, the Fifth Consent and Amendment dated March 29, 2017, the Sixth Amendment dated April 27, 2017, the Seventh Consent and Amendment dated October 31, 2017, the Omnibus Amendment Agreement dated November 30, 2017, the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018, the Third Omnibus Amendment Agreement dated November 14, 2018, and the various consents entered into prior to the date hereof (the “Second Loan Agreement”).

C. The Borrower and the Lender are parties to a third loan agreement dated April 27, 2017, as amended by the Seventh Consent and Amendment dated October 31, 2017, the Omnibus Amendment Agreement dated November 30, 2017, the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018, the Third Omnibus Amendment Agreement dated November 14, 2018, and the various consents entered into prior to the date hereof (the “Third Loan Agreement”).

D. The Borrower and the Lender are parties to a fourth loan agreement dated November 30, 2017 as amended by the Second Omnibus Amendment Agreement dated May 1, 2018, the consents respectively dated October 22, 2018, and November 9, 2018, the Third Omnibus Amendment Agreement dated November 14, 2018, the Fourth Amendment to the Fourth Loan Agreement dated February 22, 2019, and the various consents entered into prior to the date hereof (the “Fourth Loan Agreement”, together with the First Loan Agreement, the Second Loan Agreement, the Third Loan Agreement, collectively, the “Existing Loan Agreements”).

E. The parties to the Existing Loan Agreements wish to give effect to the Restructuring and certain related transactions pursuant to the terms of this Agreement, including (i) the amendment and restatement of the Third Loan Agreement in its entirety which will thereupon be renamed the ‘Consolidated Loan Agreement’ and (ii) the concurrent termination of the First Loan Agreement, Second Loan Agreement and Fourth Loan Agreement.

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions. Capitalized terms not defined in this Agreement have the meanings given to them in the Existing Loan Agreements, and otherwise, the following capitalized terms have the meanings specified below:

“Board” means the board of directors of the Borrower.

“Closing” means the closing of the transactions contemplated by the Restructuring.

“Closing Date” means the date of the satisfaction or waiver of the conditions set forth in Section 4.1 (other than the delivery of items to be delivered on the Closing Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Closing Date) or such other date mutually agreed to by the Lender and the Borrower.

“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date or such other time mutually agreed to by the Lender and the Borrower.

“Common Share” means a fully-paid and non-assessable common share in the capital of the Borrower.

“Concurrent Financing” has the meaning set out in Section 2.4.

“Consolidated Loan Agreement” means (i) prior to the Closing Date, the Third Loan Agreement, and (ii) from and after the Closing Date, the Consolidated Loan Agreement substantially in the form attached as Exhibit A hereto, dated as of the Closing Date, by and among the Lender, the Borrower and the Obligors, representing an amendment and restatement of the Third Loan Agreement.

“Exchange Approvals” has the meaning set out in Section 4.1(l).

“Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

[DELETED – NATURE OF AGREEMENT]

“Initial Tranche” has the meaning set out in Section 2.4.

“Lender Nominees” has the meaning set out in Section 2.8.

“Loan Documents” means, from and after the Closing Date, this Agreement, the Consolidated Loan Agreement, the Security Documents, Warrant #10 (as defined below), together with any other warrants issued from time to time under the Consolidated Loan Agreement, [DELETED – NATURE OF AGREEMENT], and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Agreement) to the Lender by any of the Obligors in connection with this Agreement or any other Loan Document, in each case as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

“Public Disclosure Documents” means, collectively, all reports, schedules, forms, statements and any other disclosure documents (including exhibits and other information incorporated therein) filed by the Borrower with the Securities Commissions since January 1, 2018 that are available to the public on SEDAR.

“Restructuring” means collectively (i) the debt-for-equity exchange to be effected under this Agreement pursuant to which the Lender will invest $228,887,948 for the purchase of Common Shares at the Transaction Price, with the consideration for such investment being a reduction in the total Debt owing by the Borrower to the Lender under the Existing Loan Agreements in an aggregate amount equal to $228,887,948 and (ii) the amendment of the exercise price and certain other terms of certain outstanding Common Share purchase warrants owned by the Lender and consolidating such warrants in a new single warrant instrument to be issued to the Lender.

[DELETED – NATURE OF AGREEMENT]

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Commissions, and all rules, policies and requirements of the TSX, and any other stock exchange on which securities of the Borrower are traded, and including U.S. Securities Laws.

“Security Documents”, before the Closing Time, has the meaning set out in the Existing Loan Agreements, and after the Closing Time, has the meaning set out in the Consolidated Loan Agreement.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Transaction Price” means $0.01521.

“TSX” means the Toronto Stock Exchange.

Section 1.2 Headings, etc. The inclusion of headings in this Agreement is for convenience of reference only and does not affect the construction or interpretation hereof.

Section 1.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2

AGREEMENTS

Subject to the satisfaction of each of the conditions set forth in this Agreement, the parties hereby agree as follows:

Section 2.1 Debt Cancellation and Purchase of Restructuring Shares.

(a) The Lender will purchase at the Closing Time 15,050,312,371 Common Shares (the “Restructuring Shares”) at a per share price equal to the Transaction Price for a total purchase price of $228,887,948 (the “Purchase Price”).

(b) At the Closing Time, as consideration for and in satisfaction of the full Purchase Price, the Lender will cancel an aggregate amount of $228,887,948 of Debt owing by the Borrower to the Lender under the Existing Loan Agreements.

(c) At the Closing Time: (i) the Third Loan Agreement will be amended and restated in its entirety and re-named as the “Consolidated Loan Agreement”, with all Debt owing to the Lender thereunder being reduced to a principal amount of $10,000,000, all subject to the terms and conditions set forth in the Consolidated Loan Agreement, and (ii) the First Loan Agreement, the Second Loan Agreement and the Fourth Loan Agreement will be terminated and shall be of no further force and effect.

Section 2.2 Warrant Changes. Subject to the satisfaction of the conditions specified under Section 4.1, Warrant #1, Warrant #2, Warrant #8 and Warrant #9 will be cancelled at the Closing Time, and, concurrently with such cancellation, the Borrower shall issue a warrant certificate substantially in the form attached as Exhibit B hereto (“Warrant #10”) to the Lender, which Warrant #10 will be exercisable for 168,735,308 Common Shares (the “Warrant Shares”) at a per-share exercise price equal to the Transaction Price, expiring eight years after the Closing Date.

Section 2.3 Rights Offering. Concurrently with the announcement of the Restructuring, the Borrower will announce a rights offering to the registered holders of the Borrower’s Common Shares (as shown on the books of the Borrower as of such record date following the Restructuring and the Initial Tranche of the Concurrent Financing as shall be determined by the Board) to acquire, for each Common Share of the Borrower held by such registered holder, one (1) right to acquire twenty (20) Common Shares at the Transaction Price for each share acquired (the “Rights Offering”). The maximum number of Common Shares issuable upon the exercise of rights will be equal to the quotient of $75 million and the Transaction Price, with any exercise of rights in excess of this limit subject to proration across all exercising holders. The Borrower will launch the Rights Offering as soon as reasonably practicable following the Closing Date and will complete the Rights Offering as soon as reasonably practicable following the Closing Date in compliance with Securities Laws.

Section 2.4 Concurrent Financing. Concurrently with the announcement of the Restructuring, the Borrower will announce a prospectus-exempt offering of Common Shares at a price per share equal to the Transaction Price, for gross proceeds of not less than $25 million and up to $75 million (the “Concurrent Financing”). The Concurrent Financing may be completed in one or more tranches, with the final closing to occur on the later of May 21, 2019 and the closing date of the Rights Offering, provided that the first closing (i) shall be for a minimum amount of $25 million, (ii) shall include a minimum commitment by the Borrower of $25 million, and (iii) shall occur on the Closing Date (the “Initial Tranche”). The Lender agrees that it shall subscribe for the number of Common Shares in the Concurrent Financing such that the aggregate gross proceeds to the Borrower realized from (i) the Initial Tranche of the Concurrent Financing are not less than $25 million and (ii) the Concurrent Financing and the Rights Offering are not less than $50 million.

Section 2.5 Termination of [DELETED – NATURE OF AGREEMENT]. At the Closing Time, the [DELETED – NATURE OF AGREEMENT] will be hereby terminated and shall be of no further force and effect.

Section 2.6 Reverse Split. The Borrower shall submit a proposal to its shareholders at the next annual general and special meeting of the shareholders of the Borrower in order for the shareholders of the Borrower to approve a reverse split of the Common Shares sufficient to result in a per-share price of the Common Shares in the range of USD$10-USD$15.

Section 2.7 Nasdaq Listing. The Borrower shall use its commercially reasonable efforts to list its Common Shares on the Nasdaq Global Select Market within six months after the Closing Date; provided that if the Borrower does not qualify for the Nasdaq Global Select Market, then the Borrower shall use its commercially reasonable efforts to list its Common Shares on the Nasdaq Global Market, or if the Borrower does not qualify for the Nasdaq Global Select Market or the Nasdaq Global Market, then the Borrower shall use its commercially reasonable efforts to list its Common Shares on the Nasdaq Capital Market.

Section 2.8 Board Rights. Subject to Closing and following the Closing Date:

(a) If the Lender beneficially owns, or exercises control or direction over, less than a majority of the issued and outstanding Common Shares (on a non-diluted basis), the Borrower shall have the right to nominate for election to the Board at any meeting of shareholders called for that purpose a number of directors designated by the Lender (the “Lender Nominees”) that represents the same percentage of the total number of directors to be elected at such meeting as the Lender’s Proportionate Interest (rounded down to the nearest whole number); provided for greater certainty that this nomination right shall terminate if the Lender ceases to own at least 10% of the Borrower’s issued and outstanding Common Shares, in which case the Lender shall not be entitled to nominate any director. For this purpose, the Lender’s Proportionate Interest is the percentage of the Borrower’s issued and outstanding Common Shares (calculated on a non-diluted basis) that is beneficially owned, or over which control or direction is exercised, by the Lender at the record date for the applicable meeting of shareholders. In addition to the foregoing, the Lender shall be entitled to designate a minimum of two nominees for election to the Board so long as it beneficially owns, or exercises control or direction over, at least 10% of the Borrower’s issued and outstanding Common Shares (on a non-diluted basis). Notwithstanding anything to the contrary in this Agreement, (i) the composition of the Board from time to time shall comply with applicable stock exchange rules, (ii) the Board shall at all times be composed of at least three members who are independent within the meaning of National Instrument 52-110 Audit Committees, and (iii) the Borrower shall only be obligated to nominate for election to Board any candidate that is able and eligible to serve as a director of the Borrower pursuant to applicable corporate laws and Securities Laws.

(b) If any of the Lender Nominees should resign, be ineligible or otherwise unable to serve as a director of the Borrower, the Lender shall be entitled to nominate a replacement candidate for election or appointment to the Board.

(c) No director on the Board that is a nominee of the Lender shall be subject to a minimum shareholding policy or similar ownership policy in connection with such individual’s status as a director on the Board, and for greater certainty such director shall be entitled to all the rights, benefits and privileges afforded Board members.

For greater certainty, if Closing does not occur, the nomination rights provided for under this Section 2.8 shall be of no force and effect.

ARTICLE 3

ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1 Additional Representations and Warranties of the Borrower. The Borrower and each other Obligor represents and warrants to the Lender as follows as at the date hereof:

(a) Liens or Agreements. No Obligor has (A) created, incurred, assumed or suffered to exist any Lien on its present or future property or assets, except for Permitted Encumbrances; (B) entered into an agreement with any Person restricting the ability of that Obligor to grant Liens over its present or future property or assets unless such restriction is expressly stated not to extend or apply to any Liens granted or to be granted in favour of the Lender (it being understood that the representation in this clause (B) will not apply to an “anti-assignment clause” in any such agreement that restricts the ability of the Borrower to make an outright transfer, assignment or disposition of its rights in respect of that agreement); or (C) sold, assigned, transferred or otherwise disposed of any Patents to Telesta or to any Subsidiary of Telesta.

(b) Authorization; No Conflict. The execution and delivery by the Borrower of this Agreement, and the performance by it of its obligations hereunder, have been duly authorized by all necessary corporate action on its part and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders or directors (or any committee thereof); or (ii) violate any Applicable Law.

(c) Consents. Neither the Borrower nor any of its Subsidiaries is required to give any notice to, make any filing with or obtain any authorization, Order or other approval of any person in connection with the execution or delivery by the Borrower of or performance of its obligations under this Agreement, other than (i) any filings, consents, approvals or notices required by Securities Laws, or (ii) where the failure to give any notice to, make any filing with or obtain any authorization, Order or other approval of any person in connection with the execution or delivery of or performance of its obligations under this Agreement would not, in the aggregate, have a material adverse effect on the ability of the Borrower to perform its obligations hereunder.

(d) Authorized and Issued Capital. The authorized capital of the Borrower consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 739,130,546 Common Shares have been validly issued and are outstanding as of the date hereof and no preferred shares have been issued or are outstanding as of the date hereof. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized by all necessary corporate action and issued. Except as disclosed in the Public Disclosure Documents and except for the investors which will be taking part in the Concurrent Financing, no person has any agreement with the Borrower or any privilege, warrant, convertible security or option exercisable against the Borrower or any right capable of becoming an agreement with the Borrower for the purchase, subscription or issuance of any unissued Common Shares or any other securities of the Borrower.

(e) Listing of Common Shares. The outstanding Common Shares as of the date hereof are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Borrower or prohibiting the sale or issuance of the Restructuring Shares or the trading of any of the Borrower’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Borrower, have been threatened provided that as a result of reliance on the TSX financial hardship exemption from the requirement to obtain shareholder approval, the Borrower may be placed under remedial delisting review.

(f) Issuance of Restructuring Shares and Warrant #10. The Borrower has the full power and authority to issue the Restructuring Shares, Warrant #10, and the Warrant Shares. The issuance of the Restructuring Shares, Warrant #10, and the Warrant Shares has, or prior to the Closing Date will be, duly authorized by all necessary corporate action and, when issued and delivered against payment of the consideration therefor, the Restructuring Shares and Warrant Shares will be validly issued as fully paid and non-assessable Common Shares in the capital of the Borrower. At the Closing Time, the Lender will be the legal owner of the Restructuring Shares and Warrant #10 and will have good title thereto free and clear of all encumbrances, other than as may be imposed as a result of the application of any Applicable Laws or as are imposed as a result of any actions taken by, or transactions entered into by, the Lender.

(g) Public Disclosure Documents. As of the time it was filed, each of the Public Disclosure Documents complied in all material respects with the applicable requirements of Securities Laws and none of the Public Disclosure Documents contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, except to the extent any such Public Disclosure Document is superseded by a subsequent Public Disclosure Document. The Borrower has not filed any confidential material change report or other confidential report with any Securities Regulator which at the date hereof remains confidential. Subject to the satisfaction or waiver of the conditions to closing set forth in this Agreement, the accuracy of the representations and warranties of the Lender in this Agreement and provided that the Borrower obtains the Exchange Approvals, the Borrower has complied with all Applicable Laws in connection with the offer, sale and issuance of Restructuring Shares and Warrant #10.

(h) Conduct of Business. Since January 1, 2018 to the date hereof, except as disclosed in the Public Disclosure Documents, the Borrower and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.

(i) Representations and Warranties. The representations and warranties made by it in each of the Existing Loan Agreements are true and correct on and as of the date hereof, except to the extent that such representation or warranty expressly relates to an earlier date.

(j) No Default. No Default or Event of Default has occurred and is continuing on the date hereof or will occur and be existing on the Closing Date after giving effect to the transactions contemplated herein.

ARTICLE 4

CONDITIONS PRECEDENT

Section 4.1 Conditions to the Restructuring. The completion of the Restructuring on the Closing Date shall be subject to the satisfaction of the following conditions precedent:

(a) receipt by the Lender of a copy of the following documents, duly executed and delivered by all parties thereto:

(i) the Consolidated Loan Agreement;

(ii) Warrant #10; and

(iii) such ancillary documents have been entered into in all jurisdiction reasonably required by the Lender to give effect to the transactions contemplated hereby;

(b) the representations and warranties made by the Borrower in Section 3.1 are true and correct as of the Closing Date, except to the extent that such representation or warranty expressly relates to an earlier date;

(c) no Default or Event of Default has occurred and is continuing on the date hereof; and

(d) no material adverse information shall have become known to the Lender with respect to the Borrower or any Guarantor which is inconsistent with or was omitted from the information previously disclosed to the Lender (including by way of public disclosure);

(e) the TSX shall have conditionally approved the transactions contemplated by this Agreement (including the Concurrent Financing) on terms satisfactory to the Lender and the Borrower, each acting reasonably;

(f) the Borrower shall have completed the Initial Tranche of the Concurrent Financing, for gross proceeds of not less than $25 million;

(g) the Borrower shall have waived the application of the Borrower’s shareholder rights plan and spin-off shareholder rights plan in connection with the transactions contemplated by this Agreement;

(h) the Board of the Borrower shall have appointed Mr. Kenneth Galbraith as Chief Executive Officer, in place of Professor Simon Best, and Messrs. Stefan Clulow and Professor Simon Best shall have been appointed as Chair and Lead Independent Director, respectively, of the Board;

(i) the Borrower shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to Closing;

(j) no preliminary or permanent injunction or other Order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(k) no Order having the effect of suspending the issuance or ceasing the trading of any of the Purchased Securities issued or made by any Governmental Body, Securities Regulator or stock exchange shall be in effect;

(l) the Borrower shall have delivered, or cause to be delivered, to the Lender (without duplication with respect to deliverables under the Consolidated Loan Agreement):

(i) certificates of status, good standing, or the equivalent for each Obligor issued within two Business Days prior to the Closing Date;

(ii) Officer’s Certificates attaching the articles, bylaws, authorizing resolutions and incumbency certificate of each Obligor; and

(iii) opinions of Quebec and Ontario counsel to the Borrower acceptable to the Lender and Lender’s counsel, acting reasonably; and

(iv) a certificate from a duly authorized officer of the Borrower certifying (A) the articles and by-laws of the Borrower, (B) the incumbency of signing officers of the Borrower, (C) the corporate resolutions of the Borrower approving the execution and delivery of, and performance of the Borrower’s obligations under, this Agreement, and (D) the satisfaction of the conditions in this Section 4.1;

(v) evidence that the TSX has conditionally approved the listing of all the Restructuring Shares, the Warrant Shares and the Common Shares issued or issuable in the Concurrent Financing, subject to the satisfaction of customary conditions (the “Exchange Approvals”); and

(vi) a certificate bearing the legend prescribed by section 2.5(2)3.i of National Instrument 45-102 and duly executed by the Borrower representing the Restructuring Shares registered in the name of the Lender (or as the Lender may otherwise direct, if being issued to be held with an investment dealer), and duly issued by the Borrower and registered in the share register of the Borrower in the name of the Lender or other nominee (unless the Lender has elected for the Restructuring Shares to be issued and deposited in electronic form with CDS Clearing and Depository Services Inc., in which case the Lender will not receive a certificate from the Borrower).

ARTICLE 5

MISCELLANEOUS

Section 5.1 Ratification of Existing Obligations. The Borrower and each Obligor hereby acknowledge and confirm that, until Closing:

(a) the terms of each of the Existing Loan Agreements, as amended by this Agreement, shall remain in full force and effect and are hereby ratified and confirmed;

(b) the obligations of the Obligors under each of the Existing Loan Agreements and the other Loan Documents will not otherwise be impaired or affected by the execution and delivery of this Agreement; and

(c) each and all of their obligations and liabilities expressed to be assumed and undertaken by them under each of the Loan Documents and the Liens intended to be conferred upon the Lender under such Loan Documents are in full force and effect and will secure all amounts outstanding under each of the Existing Loan Agreements as amended or varied by this Agreement.

Section 5.2 Regulatory Matters. The Lender will execute, deliver and file or reasonably assist the Borrower in filing such reports, undertakings and other documents with respect to the transactions contemplated hereby as may be required by Securities Laws, including but not limited to personal information forms, early warning reports and insider reports. The Borrower and its legal counsel shall be given a reasonable opportunity to review and comment on such reports, undertakings and other such documents delivered or filed by the Lender prior to their delivery or filing.

Section 5.3 Payment of Costs and Expenses. The Borrower shall pay to the Lender within 30 days of receipt of a written demand therefor by the Lender (accompanied by the relevant invoices and other customary supporting documentation as may be modified to preserve the solicitor-client privilege), all reasonable costs and expenses incurred by the Lender and its agents from time to time in connection with any transactions contemplated by this Agreement or the Loan Documents including, without limitation:

(a)	any actual or proposed amendment of or supplement to this Agreement or any of the Loan Documents or any waiver thereunder;

(b)	the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under this Agreement or any of the Loan Documents; and

(c)	all of the reasonable fees and disbursements of counsel to the Lender incurred in connection with any of the foregoing.

Section 5.4 Indemnity. The Obligors shall indemnify the Lender for all losses, costs, expenses, damages and liabilities which the Lender may sustain or incur as a consequence of any default or breach by the Borrower under this Agreement including, without limitation, in respect of Article 2 and Section 5.2, except for those losses, costs, expenses, damages or liabilities which result from the Lender’s gross negligence or willful misconduct. A certificate of the Lender setting forth the amounts necessary to indemnify the Lender in respect of such losses, costs, expenses, damages or liabilities shall be conclusive evidence of the amounts owing under this Section 5.3, absent manifest error.

Section 5.5 Public Releases. The Borrower and the Lender shall consult with each other prior to issuing any press release or other public disclosure with respect to this Agreement, and the parties shall not issue such press release or make any public disclosure without the prior approval of the Borrower (in the case of a press release or public disclosure by the Lender) and the Lender (in the case of a press release or public disclosure by the Borrower), such approval not to be unreasonably withheld. Notwithstanding the foregoing, if at any time a party is required by Applicable Laws to make a press release or other public disclosure (including the filing on SEDAR of any material change report or copy of this Agreement), such party may do so, notwithstanding the failure of the other party to approve the text of such press release or other public disclosure, provided that such party has made reasonable efforts in the particular circumstances to allow the other party a reasonable opportunity to comment on such press release or other public disclosure (including with respect to redactions to be made to this Agreement).

Section 5.6 Further Assurances. The Obligors shall, at their own expense, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, documents and assurances as the Lender may from time to time reasonably request to give effect to this Agreement.

Section 5.7 Benefits. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 5.8 Counterparts. This Agreement may be executed in any number of counterparts and delivered by facsimile or PDF via email, each of which will be deemed to be an original.

– signature page follows –

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date stated on the first page above.

BORROWER:

PROMETIC LIFE SCIENCES INC.

By:	(s) Simon Best
Name: Simon Best
Title: Interim President and CEO

GUARANTORS:

PROMETIC BIOTHERAPEUTICS INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

PROMETIC BIOSEPARATIONS LTD.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Company Secretary

PROMETIC BIOSCIENCES INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

PROMETIC BIOPRODUCTION INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

NANTPRO BIOSCIENCES, LLC

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

Debt Restructuring Agreement

PROMETIC PLASMA RESOURCES INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

TELESTA THERAPEUTICS INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

PROMETIC PLASMA RESOURCES (USA) INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore
Title: Secretary

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore
Title: Company Secretary and Director

for and on behalf of PROMETIC PHARMA SMT HOLDINGS LIMITED

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore
Title: Company Secretary and Director

for and on behalf of PROMETIC PHARMA SMT LIMITED

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore
Title: Director

for and on behalf of PROMETIC BIOTHERAPEUTICS LTD.

Debt Restructuring Agreement

LENDER:

STRUCTURED ALPHA LP, by its general partner Thomvest Asset Management Ltd.

By:	(s) Stefan V. Clulow
Name: Stefan V. Clulow
Title: Managing Director and Chief
Investment Officer

Debt Restructuring Agreement

EXHIBIT A

CONSOLIDATED LOAN AGREEMENT

[EXHIBIT OMITTED – THE FINAL VERSION OF THE AGREEMENT EXECUTED BY THE

PARTIES WILL BE FILED SEPARATELY ON SEDAR]

EXHIBIT B

WARRANT #10

(see attached)

Warrant #10

CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY COMMON SHARES ACQUIRED ON AN EXERCISE OF THIS WARRANT MUST NOT TRADE THE SECURITY BEFORE •, 2019.

PROMETIC LIFE SCIENCES INC.

THIS WARRANT CERTIFICATE CERTIFIES that, for value received, Structured Alpha LP and its transferees and assigns (the “Holder”) is the registered holder of 168,735,308 warrants (the “Warrants”), each of which entitles the Holder, subject to the terms and conditions set forth in this certificate, to acquire from ProMetic Life Sciences Inc. (the “Corporation”) one fully-paid and non-assessable common share in the capital of the Corporation (a “Common Share”) in consideration for the payment of the amount set out in Section 1.2 at any time before 5:00 p.m. (Montreal time) on [•], 2027 (the “Time of Expiry”).

SECTION 1. EXERCISE OF WARRANTS

1.1 Election to Acquire

The Holder may exercise the Warrants in whole or in part and in accordance with these provisions by delivering with this certificate an Election to Exercise in substantially the attached form, properly completed and signed, together with a payment made in accordance with Section 1.2 for the number of Common Shares specified in the Election to Exercise at the principal office of the Corporation at its head office at 440 Boul. Armand-Frappier, Suite 300, Laval, Québec, Canada, H7V 4B4, or such other address in Canada as may be notified in writing by the Corporation, to the attention of the Corporate Secretary of the Corporation. If the Warrants are exercised in part, the Corporation shall, contemporaneously with the issue of the Common Shares issuable on such exercise, issue to the Holder a Warrant certificate on identical terms representing the unexercised Warrants.

1.2 Exercise Price

The exercise price for the Warrants shall be $0.01521 (the “Exercise Price”).

1.3 Exercise

The Corporation shall, on the date it receives with this certificate a duly signed Election to Exercise and the Exercise Price for the number of Common Shares specified in the Election to Exercise (the “Exercise Date”), issue that number of Common Shares specified in the Election to Exercise as fully paid and non-assessable Common Shares.

The exercise of the Warrants is conditional upon the Holder complying with the insider regulatory requirements.

1.4 Certificate

As promptly as practicable after the Exercise Date and, in any event, within three business days of receipt of the Election to Exercise and payment of the Exercise Price, the Corporation shall issue and deliver to the Holder, registered in such name or names as the Holder may direct or, if no such direction has been given, in the name of the Holder, a certificate or certificates for the number of Common Shares specified in the Election to Exercise. To the extent permitted by law, such exercise will be deemed to be in effect as of the close of business on the Exercise Date, and at that time the rights of the Holder with respect to the number of Warrants that have been exercised as such will cease, and the person or persons in whose name or names any certificate or certificates for Common Shares will then be issuable will be deemed to have become the holder or holders of record of the Common Shares represented thereby.

1.5 Fractional Shares

The Corporation shall not issue any fraction of a Common Share on the exercise of a Warrant. If a Warrant confers the right to be issued a fraction of a Common Share, the number of Common Shares to be issued will be rounded down to the nearest whole number.

SECTION 2. ADJUSTMENTS

2.1 Adjustments

Subject to Section 2.2, the Exercise Price and the number of Common Shares are subject to the following adjustments each time such an event occurs.

(a)	If the Corporation:

(1)	subdivides or splits the outstanding Common Shares into a greater number of Common Shares; or

(2)	reduces, combines or consolidates the outstanding Common Shares into a smaller number of Common Shares;

the Exercise Price in effect on the effective date of that subdivision, split, reduction, combination or consolidation will:

(x)	in the case of an event referred to in (1), decrease in proportion to the number of outstanding Common Shares resulting from the subdivision, split or dividend; or

(y)	in the case of an event referred to in (2), increase in proportion to the number of outstanding Common Shares resulting from the reduction, combination or consolidation.

Any adjustment to the Exercise Price under this Section 2.1(a) will include a corresponding adjustment to the number of Common Shares or other classes of shares or securities that the Holder is entitled to receive upon exercise of the Warrants (and which, as at the date of this certificate, is equal to one Common Share per Warrant).

(b)

If the Corporation fixes a record date for the issue of options, rights or warrants to the holders of all or substantially all outstanding Common Shares entitling them, for a period expiring not more than 45 days after the record date, to acquire Common Shares (or securities convertible into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) equal to less than 95% of the Current Market Price (as defined in SECTION 5 hereto) per Common Share on the record date, the Exercise Price in effect immediately after that record date will equal a price determined by subtracting from the Exercise Price in effect on the record date the difference between (a) the Current Market Price per Common Share on the record date and (b) the volume weighted average trading price per Common Share for the five trading days starting two trading days prior to the record date as agreed to by the Toronto Stock Exchange (the “TSX”).

(c)	If the Corporation fixes a record date for a dividend or distribution to the holders of all or substantially all outstanding Common Shares of:

(1)

shares of any class (excluding shares distributed to holders of Common Shares who have elected to receive dividends or distributions in the form of such shares in lieu of cash dividends or distributions paid in the ordinary course);

(2)

rights, options or warrants (excluding rights, options or warrants entitling their holders to acquire or purchase Common Shares or securities convertible into Common Shares for a period of not more than 45 days after the record date);

(3)	evidences of indebtedness; or

(4)	assets (excluding cash dividends or distributions paid in the ordinary course);

the Exercise Price in effect immediately after that record date will equal a price determined by subtracting from the Exercise Price in effect on the record date the difference between (a) the Current Market Price per Common Share on the record date and (b) the volume weighted average trading price per Common Share for the five trading days starting two trading days prior to the record date as agreed to by the TSX.

(d)	Upon:

(1)	a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 2.1(a);

(2)	a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other person;

(3)	a sale, lease or exchange of all or substantially all or conveyance of the property of the Corporation to any other person;

(4)	a liquidation, dissolution or winding-up of the Corporation; or

(5)	another similar transaction;

if the Holder has not exercised in whole the Warrants before the effective date of that transaction, upon exercise of those Warrants, the Holder will be entitled to receive and shall accept, in lieu of the number of Common Shares sought to be acquired, the number of shares or other securities or property that the Holder would have been entitled to receive on that transaction if, on its effective date, the Holder had been the registered holder of the number of Common Shares sought to be acquired under those Warrants.

2.2 Rules

(a)	The adjustments referred to in Section 2.1 are cumulative and are subject to TSX prior approval.

(b)

If a dispute arises with respect to any adjustment of the Exercise Price or the number of Common Shares purchasable under the Warrants, that dispute shall be conclusively determined by the Corporation’s independent external auditors or, if they are unable or unwilling to act, by such other “Big 4” firm of independent chartered accountants as may be selected by the Corporation’s board of directors and reasonably acceptable to the Holder.

2.3 Taking of Actions

Before taking an action that would require an adjustment under Section 2.1, the Corporation shall take all actions that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares or other securities all of the Common Shares or other securities that the Holder is entitled to receive in accordance with this SECTION 2, including receipt of all necessary regulatory approvals.

2.4 Notice of Adjustment

Upon any adjustment of the Exercise Price or any increase or decrease in the number of Common Shares purchasable upon exercise of the Warrants, the Corporation shall give written notice thereof to the Holder at its address as shown on the books of the Corporation. The notice shall be signed by the Corporation’s chief financial officer and shall state the Exercise Price resulting from the adjustment and the increase or decrease, if any, in the number of Common Shares purchasable at that price upon exercise of the Warrants, setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

SECTION 3. COMMON SHARES TO BE RESERVED

The Corporation shall at all times keep available out of its authorized capital, solely for the purpose of issue upon the exercise of Warrants, such number of Common Shares as will then be issuable upon the exercise of the Warrants. All Common Shares that will be issuable upon the exercise of the Warrants (including payment of the Exercise Price) shall, upon issue, be duly authorized and issued as fully paid and non-assessable. The Corporation shall take such actions as may be reasonably necessary and as are within its power to ensure that all those Common Shares and Warrants may be so issued without violation of any applicable requirements of any exchange upon which the Common Shares may be listed or in respect of which the Common Shares are qualified for unlisted trading privileges. The Corporation shall take all such actions as may be reasonably necessary and are within its power to ensure that all those Common Shares and Warrants may be so issued without violation of any applicable law.

The Corporation will cause the Common Shares issuable upon the exercise of Warrants to be approved for listing and trading upon issuance.

SECTION 4. LISTING AND TRADING

The Corporation shall, at its expense and as expeditiously as possible, cause all Common Shares issuable upon the exercise of the Warrants to be (a) duly listed on the TSX or any other applicable exchange and (b) freely tradable in Canada.

SECTION 5. CURRENT MARKET PRICE

For the purpose of any computation under this certificate, “Current Market Price”, in respect of a Common Share at any date, means the volume weighted average trading price (as indicated on the Thomson Reuters Eikon service) per Common Share for the five trading days immediately preceding that date or, if that date is an effective date or a record date, the third trading day before that date on the TSX, as agreed to by the TSX, or if the Common Shares are not then listed on the TSX, on such stock exchange on which the Common Shares are then listed as may be selected for such purpose by the Corporation or, if the Common Shares are not then listed on a stock exchange then on the over-the-counter market; the volume weighted average trading price is equal to the total value divided by the total volume of all Common Shares traded on that exchange or market, as the case may be, during the relevant period; if there is no market for the Common Shares during all or part of such period, the Current Market Price, in respect of all or such part of that period, shall be determined by the Corporation’s board of directors.

SECTION 6. NO IMPAIRMENT

The Corporation shall not, by amendment of articles of incorporation or bylaws or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Corporation, but shall at all times in good faith assist in carrying out all the provisions of this Warrant and in taking all such action as may be necessary or appropriate to protect the Holder’s rights hereunder.

SECTION 7. PAYMENT OF TAXES AND OTHER DUTIES

The Corporation shall pay all expenses in connection with, and all applicable stamp, registration, bank transaction and other taxes (other than income tax and capital gains tax in respect of the Holder), if any, and all other taxes and other governmental charges that may be properly imposed on the Corporation in respect of the issue or delivery of the Common Shares issuable upon the exercise of the Warrants, and shall indemnify and hold the Holder or its affiliates harmless from any such taxes, including related interest and penalties which may become payable by the Holder or its affiliates as a result of the failure or delay by the Corporation to pay such taxes specified above. For the purposes hereof, “other taxes” means any present or future stamp, documentary or similar issue or transfer taxes or any other excise or property taxes, charges or similar levies in respect of the issue or delivery of the Common Shares issuable upon exercise of the Warrants.

SECTION 8. REPLACEMENT

Upon receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of this certificate and, if requested by the Corporation, upon delivery of a bond of indemnity reasonably satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this certificate), the Corporation shall issue to the Holder a replacement certificate (containing the same terms and conditions as this certificate).

SECTION 9. TRANSFER OF WARRANTS

Subject to compliance with all applicable laws (including, for greater certainty, securities laws), this Warrant and all rights hereunder may be assigned or otherwise transferred by the Holder in whole or in part.

SECTION 10. EXPIRY DATE

The Warrants will expire, cease and become null and void at the Time of Expiry.

SECTION 11. INABILITY TO DELIVER

If for any reason, other than the failure or default of the Holder or the Corporation, the Corporation is unable to issue and deliver Common Shares or other securities to the Holder upon the proper exercise by the Holder of a Warrant pursuant to Section 1.2, the Corporation shall pay, at its option and in complete satisfaction of its obligations hereunder, to the Holder, in cash, an amount equal to the difference between the Exercise Price and the Current Market Price of the Common Shares or other securities on the Exercise Date.

SECTION 12. CURRENCY

Unless otherwise specified, an amount in currency is in Canadian dollars.

SECTION 13. SUCCESSOR

This certificate binds and is for the benefit of the Holder and the Corporation and their respective successors or permitted assigns.

SECTION 14. GOVERNING LAW

The Warrants shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereto irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. The parties agree that they will not bring any proceedings relating to any issue arising from the Warrants in any court outside Ontario. Notwithstanding the foregoing, the Holder may initiate, continue or otherwise bring a proceeding in a jurisdiction other than Ontario if the Holder believes, in its sole discretion, that doing so will expedite or otherwise benefit its ability to enforce its rights under the Warrants.

SECTION 15. HEADINGS AND REFERENCE

The division of this certificate into articles, sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and will not affect the interpretation of this certificate. “Article”, “Section” or “Schedule” refers to the specified article, paragraph, subparagraph, other subdivision or schedule of or to this certificate.

SECTION 16. GENERAL

The holding of Warrants does not constitute the Holder a shareholder of the Corporation or entitle the Holder to any right or interest in respect thereof except as expressly provided in this certificate.

[Signature Page Follows]

[Signature Page of the Warrant Certificate]

The Corporation has caused this Warrant certificate to be signed by a duly authorized officer.

DATED as of                                 , 2019

PROMETIC LIFE SCIENCES INC.

By:
Patrick Sartore
Chief Legal Officer and Corporate Secretary

Election to Exercise

The undersigned hereby irrevocably elects to exercise the number of Warrants of ProMetic Life Sciences Inc. as set forth below:

(a)	Number of Warrants to be Exercised:

(b)	Exercise Price per Warrant:

(c)	Aggregate Exercise Price [(a) multiplied by (b)]:

Payment of the Aggregate Exercise Price is made by the delivery of cash, check or the initiation of a wire transfer of immediately available funds equal to the Aggregate Exercise Price;

The Holder directs that a number of Common Shares of the Corporation equal to the number of Warrants hereby exercised be registered and a certificate therefor be issued as directed below.

DATED                          , 20

By:
Authorized Representative:
Name:

Direction as to Registration

Name of Registered Holder:

Address of Registered Holder: